UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Blonder Tongue Laboratories, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

093698108
(CUSIP Number)

Robert J. Pallé c/o Blonder Tongue Laboratories, Inc. One Jake Brown Road Old Bridge, New Jersey 08857 (732) 679-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

DATE March 15, 2007
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093698108	13D	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSON Robert J. Pallé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 3,203,473 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (See Item 5)

	9	SOLE DISPOSITIVE POWER 3,203,473 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11
AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON

3,234,973 (Mr. Pallé disclaims beneficial ownership of 10,000 shares of Common Stock owned by Mrs. Pallé and the 21,500 shares of Common Stock underlying options granted by the company to Mrs. Pallé. See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 32.51%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 093698108	13D	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSON Carol M. Pallé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 31,500 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (See Item 5)

	9	SOLE DISPOSITIVE POWER 31,500 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11
AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON

1,073,595 (Mrs. Pallé disclaims beneficial ownership of 200,000 shares of Common Stock owned of record by a limited liability company of which Mr. and Mrs. Pallé are the sole members and 842,095 shares of Common Stock jointly owned by Mr. and Mrs. Pallé, as to which shares she has agreed to grant Mr. Pallé sole voting and dispositive power. See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.33%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 093698108	13D	Page 4 of 7 Pages

Explanatory Note: The following constitutes the Schedule 13D (the "Statement") filed by Robert J. Pallé and Carol M. Pallé (collectively the "Reporting Persons").  This Statement amends the prior Schedule 13G filings (as amended) of Robert J. Pallé with respect to his beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Stock"), of Blonder Tongue Laboratories, Inc., a Delaware corporation (the "Issuer"). As of March 15, 2007, Mr. Pallé became the beneficial owner of 20 percent or more of the Issuer's class of common stock, and, as a result, was no longer eligible to report his beneficial ownership on Schedule 13G and has transitioned to Schedule 13D.  This Statement is being filed jointly by the Reporting Persons who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act") may be deemed to be acting as a group as a result of the proxy agreement (the "Proxy Agreement") entered into as of the date hereof and filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to shares of the Common Stock of Blonder Tongue Laboratories, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is One Jake Brown Road, Old Bridge, New Jersey 08857.

Item 2. Identity and Background.

(a) This statement is filed by Robert J. Pallé ("Mr. Pallé") and his spouse, Carol M. Pallé ("Mrs. Pallé").

(b) The business address of the Reporting Persons is One Jake Brown Road, Old Bridge, New Jersey 08857.

(c) The present principal occupation of Mr. Pallé is serving as Chief Executive Officer and President of the Issuer.  Mr. Pallé also serves as a Director of the Issuer. The present principal occupation of Mrs. Pallé is serving as a non-executive officer of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Pallé and Mrs. Pallé are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired through purchases of shares, using personal funds, from the Issuer, including shares acquired through the exercise of options granted to Mr. Pallé in connection with certain compensatory arrangements between the Issuer and Mr. Pallé, shares granted to Mr. Pallé in connection with certain compensatory arrangements between the Issuer and Mr. Pallé, shares granted to Mrs. Pallé in connection with certain compensatory arrangements between the Issuer and Mrs. Pallé, shares issued to Mr. and Mrs. Pallé jointly in connection with conversion of certain indebtedness of the Issuer held by Mr. and Mrs. Pallé, and shares owned of record by a limited liability company of which the Reporting Persons are the sole members.  The Reporting Persons also own certain shares of Common Stock that may be acquired upon the exercise of options granted to Mr. Pallé in connection with certain compensatory arrangements between the Issuer and certain shares of Common Stock that may be acquired upon the exercise of options granted in connection with certain compensatory arrangements between the Issuer and Mrs. Pallé.

CUSIP No. 093698108	13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

The shares covered by this Statement are being held for investment purposes only.  The Reporting Persons may, from time to time, acquire beneficial ownership of additional securities of the Issuer (i) through the use of personal funds in transactions in the open market through a broker, in transactions directly with the Issuer, and/or in privately negotiated transactions, (ii) through grants and awards of options (and through the exercise of such options), restricted and unrestricted shares, and (iii) through grants and awards of options (and through the exercise of such options), restricted and unrestricted shares and other securities by the Issuer pursuant to compensatory arrangements between the Issuer and Mrs. Pallé.  Other than as described in the previous sentence, neither Mr. Pallé nor Mrs. Pallé has any present plans or intentions to acquire shares, or to cause any other person to acquire shares, of the Issuer.  Mr. Pallé and Mrs. Pallé also may dispose of shares of the Issuer from time to time; however, aside from routine estate planning and tax planning transactions, neither Mr. Pallé nor Mrs. Pallé has any present plans or intentions to dispose of shares, or to cause any other person to dispose of shares, of the Issuer.  Notwithstanding the foregoing, Mr. Pallé and Mrs. Pallé reserve the right to acquire or sell Shares from time to time.

Except as described above, neither Mr. Pallé nor Mrs. Pallé has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) Any action similar to any of those enumerated above.

Note that as indicated in Item 2 above, Mr. Pallé currently serves as the Issuer's President and Chief Executive Officer and is a member of the Issuer's Board of Directors, and, as a result, may have influence over the corporate activity of the Issuer, including activity which may relate to or result in one or more of the transactions described in paragraphs (a) through (j) above.

CUSIP No. 093698108	13D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a) As of May 22, 2018, Mr. Pallé beneficially own 3,234,973 shares of Common Stock which represents approximately 32.51% of the outstanding shares of the Common Stock of the Issuer. Mrs. Pallé beneficially owns 1,073,595 shares of Common Stock which represents 11.33% of the outstanding shares of Common Stock of the Issuer. These percentage calculations are based on a total number of outstanding shares of the Common Stock of the Issuer of 9,452,838 as of May 6, 2018, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2018.  The 3,234,973 shares include (i) 50,201 shares owned of record or beneficially through brokerage accounts directly by Mr. Pallé, (ii) 200,000 shares owned of record by a limited liability company of which Mr. Pallé and Mrs. Pallé are the sole members, (iii) 475,000 shares that may be acquired by Mr. Pallé upon the exercise of options granted to him in connection with certain compensatory arrangements between the Issuer and exercisable within 60 days, (iv) 10,000 shares owned of record by Mrs. Pallé or beneficially through brokerage accounts directly by Mrs. Pallé, (v) 21,500 shares that may be acquired by Mrs. Pallé upon the exercise of options granted to her in connection with certain compensatory arrangements between the Issuer and Mrs. Pallé and (iv) 842,095 shares owned jointly by the Reporting Persons. Mr. Pallé disclaims beneficial ownership of the 10,000 shares of Common Stock owned by Mrs. Pallé and of the 21,500 shares of Common Stock underlying options granted to Mrs. Pallé. Mrs. Pallé disclaims beneficial ownership of all the shares of Common Stock of the Issuer owned by Mr. Pallé, including the 200,000 shares of Common Stock owned of record by a limited liability company of which the Reporting Persons are the sole members, and 842,095 shares of Common Stock jointly owned by the Reporting Persons as to which shares she has agreed to grant Mr. Pallé sole voting and dispositive power.

(b) Mr. Pallé has the sole power to (i) vote or direct the vote of and (ii) dispose or cause the disposition of 3,203,473 shares of Common Stock of the Issuer identified in paragraph (a) above.  Mrs. Pallé has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 31,500 shares of Common Stock of the Issuer identified in paragraph (a) above.

(c) Neither Mr. Pallé nor Mrs. Pallé have conducted any transactions in the Issuer's securities during the past sixty days except the conversion of indebtedness that resulted in the issuance of 842,095 shares to Mr. Pallé and Mrs. Pallé jointly.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reflected in this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Pallé or Mrs. Pallé and any person with respect to any securities of the Issuer except as follows. The Reporting Persons are parties to a limited liability company operating agreement governing certain rights and obligations of Mr. Pallé and Mrs. Pallé, including with respect to the ownership of the shares of Common Stock of the Issuer held by the limited liability company referred to in the Items 2 and 4 above.  The Reporting Persons have made a certain credit facility available to the Issuer. If the Issuer chooses to draw upon this facility, such indebtedness may be converted into shares of Common Stock of the Issuer. The Reporting Persons have entered into a joint filing agreement, dated the date hereof, pursuant to which they have agreed to the joint filing of this Schedule 13D and any and all amendments hereto. In addition, Mrs. Pallé has granted Mr. Pallé an irrevocable proxy and right to dispose or cause the disposition of certain shares referred to in the explanatory note to this Schedule 13D, as set forth in the Proxy Agreement.

CUSIP No. 093698108	13D	Page 7 of 7 Pages

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1	Irrevocable Proxy dated as of May 22, 2018
99.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2018

/s/ Robert J. Pallé
Robert J. Pallé

/s/ Carol M. Pallé
Carol M. Pallé